Thomas A. Caneris Senior Vice President and General Counsel

January 8, 2015

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-4720

Re:	PharMerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-33380

Dear Mr. Riedler:

This letter responds to a comment letter received from the United States Securities and Exchange Commission (herein referred to as the “Commission”) Division of Corporation Finance dated December 17, 2014 regarding the above referenced document.  In connection with this response, management of PharMerica Corporation (“PharMerica” or the “Corporation”) acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following responses are related to your comment on PharMerica’s Form 10-K for the Fiscal Year Ended December 31, 2013 filed with the Commission on February 28, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business
Suppliers/Inventory, page 5

1.	We note that in October of 2013, you signed an exclusive agreement with Innovatix, LLC to enable the company to achieve better pricing on its supply of pharmaceutical products. The agreement was to go into effect on January 1, 2014. In view of your ongoing dispute with AmerisourceBergen over rebates and the increasing percentage of prescriptions dispensed that are lower cost generics, this agreement is likely critical to your future. However, staff was unable to find any discussion of the agreement in any periodic reports filed by the registrant in or after October 2013. Please file an amendment to disclose the agreement and its material terms. Further, in your upcoming 10-K to be filed for the fiscal year ended December 31, 2014, you should quantify this agreement’s effect on the company’s results in MD&A. Also discuss the percentage of product supplied by Innovatix, LLC and the percentage of product supplied by AmerisourceBergen. If the agreement with Innovatix, LLC puts you at risk of being in breach of your agreement with AmerisourceBergen because of your minimum purchase requirements, you should also provide additional disclosure in the risk factors section and elsewhere as appropriate. If the arrangement with Innovatix does not put you at risk with AmerisourceBergen, please disclose why that is the case.

1901 Campus Place, Louisville Kentucky 40299     TEL 502.627.7536    FAX 502.627.7329   www.pharmerica.com

Management’s response:

The Corporation analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to have been made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” With respect to the Corporation’s agreement with Innovatix, LLC (“Innovatix”), the Corporation has concluded that this agreement was made in the ordinary course of the Corporation’s business and that its business is not substantially dependent on the agreement, and accordingly, the Corporation has not filed this agreement as an exhibit under Item 601(b)(10) of Regulation S-K and not discussed the terms of this agreement in its filings with the Commission.

The Innovatix agreement does not fall within any of the enumerated categories under Item 601(b)(10)(ii)(B) of Regulation S-K that would disqualify it from the ordinary course exception. Given the Corporation’s assessment regarding the materiality of the Innovatix agreement, it does not believe that a separately-captioned section describing additional terms of this agreement is necessary to provide investors sufficient information regarding the agreement.

Further, even if the Innovatix agreement was deemed to be made outside the ordinary course of business, the Corporation respectfully informs the Staff that it does not consider the Innovatix agreement to be material to the Corporation’s business.

Innovatix is a large group purchasing organization (GPO).  Innovatix’s website address is www.innovatix.com.  Innovatix provides many services to its members, one of which is the negotiation of pricing with pharmaceutical manufacturers.  Innovatix will negotiate an agreement with a specific manufacturer for pricing of its pharmaceuticals and the manufacturer agrees to extend that pricing to the GPO’s members, which are purchased through the members’ wholesaler. PharMerica is a member of the Innovatix GPO and as a member has the option to utilize Innovatix’s pricing. For certain select and limited products, Innovatix negotiates contracts for products that may be superior to the pricing under the PVA (defined below). PharMerica utilizes some, but not all of the pricing arrangements with various pharmaceutical manufacturers negotiated by Innovatix.

1901 Campus Place, Louisville Kentucky 40299     TEL 502.627.7536    FAX 502.627.7329   www.pharmerica.com

PharMerica has entered into a Prime Vendor Agreement (“PVA”) with Amerisource Bergen (“ABC”) pursuant to which PharMerica agreed to purchase certain percentages of its branded and generic pharmaceutical needs from ABC.  ABC is a pharmaceutical wholesaler. To PharMerica’s knowledge, ABC does not manufacture pharmaceuticals.

It has become customary in the pharmaceutical wholesale industry that wholesalers (including ABC) incorporate GPO arrangements into wholesaler agreements such as the PVA.  This accommodation of the GPO relationship is memorialized in the PVA.   In Section 1E of Exhibit “1” of the Amended and Restated Prime Vendor Agreement for Long-Term Care Pharmacies dated July 1, 2011, ABC specifically agreed to provide contract administrative services in relation to PharMerica’s GPO contracts.

 Section 1E provides in whole (emphasis added):

Contract Administration.  In administering Customer’s supplier contracts, including those established by Customer on its own or those established by a GPO under which Customer participates, Customer must (i) provide a copy of new contracts, (ii) comply with supplier’s terms, (iii) use all products for its “own use” (as defined in judicial and legislative interpretations), (iv) notify ABDC at least forty-five (45) days before it changed suppliers, and (v) upon changing suppliers, assist ABDC in disposing of any excess inventory acquired for Customer.  Additionally, Customer will notify ABDC before discontinuing purchases of any special inventory that it has requested that ABDC stock (whether or not pursuant to a contract) and assist ABDC in disposing of any excess of such inventory.  Promptly after receiving notice of the denial of, or failure to pay, GPO or manufacturer/supplier chargebacks, ABDC shall provide Customer written notice of any unpaid chargebacks, and when invoiced, Customer will promptly reimburse ABDC for any unpaid chargebacks that are (x) denied by a GPO or manufacturer/supplier or (y) not paid within forty-five (45) days and, in either case, Customer will look solely to such GPO or manufacturer/supplier for redress; provided that the unpaid chargeback is processed through ABDC’s standard credit and rebill procedures.

Thus under Section 1E, ABC must administer contracts that PharMerica directly enters into with pharmaceutical manufacturers and the contracts of PharMerica’s GPO.

PharMerica has entered into its own contracts with certain pharmaceutical manufacturers and PharMerica is entitled to do so under the PVA. Section 1E requires ABC to administer those contracts.

1901 Campus Place, Louisville Kentucky 40299     TEL 502.627.7536    FAX 502.627.7329   www.pharmerica.com

For certain select and limited products, Innovatix provides pricing superior to the pricing under the PVA. This is typically for injectible pharmaceuticals. That is, pharmaceuticals that are not in the form of an oral solid tablet or capsule. The vast majority of pharmaceuticals purchased by PharMerica are oral solid tablets or capsules. Under Section 1E, when PharMerica desires to utilize the Innovatix GPO pricing, it advises ABC of the pharmaceuticals that PharMerica will purchase under the Innovatix contract.  PharMerica places an order with ABC for pharmaceuticals covered under an Innovatix contract. ABC in turn orders the pharmaceuticals directly from the pharmaceutical manufacturer and ABC ships the pharmaceuticals to PharMerica. ABC honors the Innovatix pricing for the pharmaceuticals.  PharMerica pays ABC for the pharmaceuticals.

In summary, under the PVA, PharMerica may enter into direct contracts with pharmaceutical manufacturers and is entitled to benefit from the contracts entered into by its GPO, Innovatix. ABC is required to administer those contracts. The PVA is structured to require ABC to fold into the PVA, the pricing terms of these GPO contracts. PharMerica still purchases the drugs from ABC, even though the pricing is the GPO pricing. In addition, subject to certain volume limitations, PharMerica could choose to purchase GPO priced pharmaceuticals from a wholesaler other than ABC.

Consequently, the Corporation believes that the terms of the Innovatix agreement and the additional information requested by the Staff in its comments to be included in the Corporation’s upcoming Form 10-K do not constitute information that would be material for an investment decision in the Corporation.

Sincerely,

/s/Thomas A. Caneris
Thomas A. Caneris
Senior Vice President and
General Counsel

1901 Campus Place, Louisville Kentucky 40299     TEL 502.627.7536    FAX 502.627.7329   www.pharmerica.com